UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 10, 2020	ChipMOS TECHNOLOGIES INC.
(Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Contacts:

In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext. 7715 IR@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS 10.7% YEAR-OVER-YEAR INCREASE IN 2Q20 REVENUE; JUNE MONTHLY REVENUE INCREASES 9.0% YEAR-OVER-YEAR

Hsinchu, Taiwan, July 10, 2020 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported its unaudited consolidated revenue for the month of June 2020 and for the second quarter ended June 30, 2020. All U.S. dollar figures cited in this press release are based on the exchange rate of NT$29.44 to US$1.00 as of June 30, 2020.

Revenue for the second quarter of 2020 was NT$5,428.1 million or US$184.4 million, representing an increase of 10.7% from the second quarter of 2019, and a decrease of 2.8% from the first quarter of 2020.

Revenue for the month of June 2020 was NT$1,784.5 million or US$60.6 million, representing an increase of 9.0% from June 2019, and a decrease of 0.3% from May 2020.

The Company noted this represents a six year record high for its second quarter revenue. ChipMOS continues to benefit from growth in its memory business, led by DRAM and NOR flash demand in support of cloud-based storage services and applications, ongoing 5G network buildouts worldwide, and higher demand from the gaming market and in support of increased work and school from home needs. Within its DRAM business, commodity DRAM was stronger in the second quarter 2020 than niche DRAM. DDIC revenue was impacted by continued softness in smartphones and TVs, both of which are positioned for a potential rebound in growth in the second half of 2020 due to rationalized inventory in the supply chain along with an expected demand recovery.

Consolidated Monthly Revenues (Unaudited)

	June 2020	May 2020	June 2019	MoM Change	YoY Change
Revenues (NT$ million)	1,784.5	1,789.3	1,636.7	-0.3%	9.0%
Revenues (US$ million)	60.6	60.8	55.6	-0.3%	9.0%

Consolidated Quarterly Revenues (Unaudited)

	Second Quarter 2020	First Quarter 2020	Second Quarter 2019	QoQ Change	YoY Change
Revenues (NT$ million)	5,428.1	5,586.8	4,905.3	-2.8%	10.7%
Revenues (US$ million)	184.4	189.8	166.6	-2.8%	10.7%

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (https://www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors, including the potential impact of COVID-19. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange commission (the “SEC”) and in the Company’s other filings with the SEC.